AM 3/4/2002


02006050


RECEIVED
FEB 26 2002
354
WASH, D.C.
SECTION

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| SEC FILE NUMBER |
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| 8- 36364 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-V CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 WALT WHITMAN ROAD, 3rd FL.
(No. and Street)

| MELVILLE, | NY | 11747 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC H. STOLTZ 516-222-9111
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT & GUILFOYLE, CPAs
(Name — *if individual, state last, first, middle name*)

| 5 DAKOTA DRIVE, SUITE 206 | LAKE SUCCESS | NEW YORK | 11042 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, LAWRENCE KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-V CAPITAL CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



STANLEY A. KAPLAN
Notary Public State of New York
No. 52-4676560
Qualified in Suffolk County
Commission Expires June 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# G-V CAPITAL CORP.
# FINANCIAL STATEMENTS
# DECEMBER 31, 2001

**SCOTT & GUILFOYLE**
*Certified Public Accountants*
5 DAKOTA DRIVE - SUITE 206
LAKE SUCCESS, NEW YORK 11042

PAUL J. SCOTT, C.P.A.
RICHARD T. GUILFOYLE, C.P.A.

(516) 775-9600
FAX (516) 328-6638

# INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders of
G-V Capital Corp.

Gentlemen:

We have audited the accompanying balance sheet of G-V Capital Corp. as of December 31, 2001, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-V Capital Corp. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott & Guilfoyle

Lake Success, New York
February 8, 2002

G-V CAPITAL CORP.
BALANCE SHEET
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $ 49,475 |
| Securities owned: | |
| Marketable, at market value | 48,859 |
| Not readily marketable, at estimated fair value | 128,614 |
| Loans receivable (net of allowance of $5,000) | 12,000 |
| Furniture and Equipment (net of accumulated depreciation of $13,534) | 24,734 |
| Other assets | 3,300 |
| Deposit and exchanges | 5,768 |
| TOTAL ASSETS | $ 272,750 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued expenses | $ 3,000 |
| Shareholders loans | 19,052 |
| TOTAL LIABILITIES | 22,052 |
| STOCKHOLDERS' EQUITY | |
| Common stock - no par value, 200 shares authorized, 150 shares issued and outstanding | 30,000 |
| Paid in capital | 203,086 |
| Retained earnings | 17,612 |
| TOTAL STOCKHOLDERS' EQUITY | 250,698 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 272,750 |

The accompanying notes are an integral part of these financial statements.

# G-V CAPITAL CORP.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Shares | Common Stock | Additional Paid In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, January 1, 2001 | 150 | $ 30,000 | $ 87,086 | $ 181,673 | $ 298,759 |
| Additional paid in capital | | | 116,000 | | 116,000 |
| Net loss for the year ended December 31, 2001 | 0 | 0 | 0 | (164,061) | (164,061) |
| Balance, December 31, 2001 | 150 | $ 30,000 | $ 203,086 | $ 17,612 | $ 250,698 |

The accompanying notes are an integral part of these financial statements.

# G-V CAPITAL CORP.
## STATEMENT OF LOSS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| INCOME | $ 91,287 |
| OPERATING EXPENSES | |
| Officer compensation | 25,000 |
| Office salaries | 34,297 |
| Payroll taxes | 5,843 |
| Travel and lodging | 10,618 |
| Professional fees | 31,218 |
| Rent and utilities | 28,049 |
| Insurance and hospitalization | 21,131 |
| Regulatory fees | 1,977 |
| Administrative & miscellaneous expenses | 7,113 |
| Office & postage | 9,613 |
| Telephone | 8,961 |
| Bad debts | 1,000 |
| Depreciation | 7,068 |
| License and member fees | 499 |
| TOTAL | 192,387 |
| LOSS BEFORE OTHER INCOME AND EXPENSES | ( 101,100) |
| OTHER INCOME AND EXPENSES | |
| Dividends | 715 |
| Unrealized appreciation - securities | 44,653 |
| Realized gains and losses - securities | ( 108,014) |
| TOTAL | ( 62,646) |
| LOSS BEFORE INCOME TAX | ( 163,746) |
| INCOME TAX | 315 |
| NET LOSS | $( 164,061) |

The accompanying notes are an integral part of these financial statements.

G-V CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Loss | $( 164,061) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 7,068 |
| Decrease in assets: | |
| Investments | 51,118 |
| Loan receivable | 1,000 |
| Other assets | 1,484 |
| Deposit and exchanges | 659 |
| Increase in liabilities: | |
| Accrued expenses | 260 |
| NET CASH USED BY OPERATING ACTIVITIES | ( 102,472) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Stockholder loans | 19,052 |
| Additional paid in capital | 116,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 135,052 |
| NET INCREASE IN CASH | 32,580 |
| CASH - BEGINNING OF YEAR | 16,895 |
| CASH - END OF YEAR | $ 49,475 |

Supplemental cash flow information:

| | |
|---|---|
| Income taxes paid | $ 240 |

The accompanying notes are an integral part of these financial statements.

# G-V CAPITAL CORP.
## SUPPLEMENTARY SCHEDULE
## COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity | $ 250,698 |
| Less: non-allowable assets | 174,416 |
| Tentative net capital | 76,282 |
| Less: haircuts | 4,001 |
| undue concentration | 2,345 |
| Net capital | 69,936 |
| Minimum net capital requirement (based on aggregate indebtedness) | 5,000 |
| Excess net capital | $ 64,936 |
| Aggregate indebtedness | $ 22,052 |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 1,470 |
| Minimum net capital requirement | $ 5,000 |
| Percentage of aggregate indebtedness to net capital | 31.53% |

Reconciliation with the Company's computation (included in Part IIA of Focus X-17A-5 as of December 31, 2001:

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited) FOCUS Report | $ 72,981 |
| Net capital per above | 69,936 |
| Difference | $( 3,045) |

The difference between audited net capital and net capital as reported in the Focus Report is immaterial.

Computation of determination of reserve requirement under Rule 15c-3 of the Securities & Exchange Commission

Exempt under Rule 15c3-3(k)(2)(i)

Information relating to possession or control requirements under Rule 15c3-3 of the Securities & Exchange Commission

Exempt under Rule 15c3-3(k)(2)(ii)

See independent auditor's report.

G-V CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

The Company is registered with the National Association of Securities Dealers and the Securities and Exchange Commission as a broker/dealer. The Company has agreed with the National Association of Security Dealers to limit its activities to underwriting registered corporate debt and equity securities, retailing mutual funds, selling tax shelters and limited partnerships and to the private placement of corporate debt and equity securities and to corporate finance activities which include the rendering of financial advice involving investments, negotiations, divestitures, mergers, acquisitions, leveraged buyouts and other similar transactions.

### Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company, with the consent of its shareholders. elected to have its income taxed under Section 1372 of the Internal Revenue Service Code which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Consequently, no provision or liability for federal income taxes is reflected in these financial statements.

### Furniture, Fixtures and Equipment

All furniture, fixtures and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight line method, Depreciation for the year was $7,068.

### Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents are considered to be all unrestricted highly liquid investments with maturities of three months or less at the time of acquisition.

G-V CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2: LOAN RECEIVABLE

The Company has advanced a company for which they had done work, the sum of $17,000. There is no agreement as to when the repayment will occur. The loan is to be repaid without interest. The Company has recorded an allowance against this loan in the amount of $5,000.

NOTE 3: INVESTMENTS IN SECURITIES

Marketable securities owned consist of investment securities at market values as follows:

| Shares | Security | Cost | Market |
|---|---|---|---|
| 14,539 | Global E Point Inc. | $ 33,205 | $ 23,262 |
| 25,597 | Cash Trust Series Prime Cash Series MMF | 25,597 | 25,597 |
| | | $ 58,802 | $ 48,859 |

Securities not readily marketable include investment securities for which (a) there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

| Shares | Security | Cost | Market |
|---|---|---|---|
| 40,768 | Metalico, Inc. | $ 120,000 | $ 80,000 |
| 453,708 | THCG Inc. | 4,537 | 4,537 |
| 36,300 | Sovereign Medical Acquisition, Inc. warrants | 9,075 | 9,075 |
| 44,210 | Gamebay.com, Inc. | 11,053 | 11,053 |
| 14,350 | Etravnet.com Inc warrants | 0 | 0 |
| 55,797 | Isotope Solutions Inc. | 13,949 | 13,949 |
| 100,000 | Color Imaging warrants | 10,000 | 10,000 |
| | | $ 168,614 | $ 128,614 |

Unrealized gains or losses are recorded in the income statement. Realized gains or losses are calculated using original cost and the sales price.

NOTE 3: INVESTMENTS IN SECURITIES (continued)

The Company acting as placement agent has received shares of certain companies as partial compensation for services rendered. These securities are "restricted securities" under the meaning of Rule 144 promulgated under the Securities Act and may be sold only pursuant to an effective registration statement under federal securities laws or an applicable exemption. All the securities owned are deemed "restricted securities".

NOTE 4: COMMITMENTS

The Company leases office space on a month-to-month basis. The rent paid for the year was $32,152.

**SCOTT & GUILFOYLE**
*Certified Public Accountants*
5 DAKOTA DRIVE - SUITE 206
LAKE SUCCESS, NEW YORK 11042
PAUL J. SCOTT, C.P.A.
RICHARD T. GUILFOYLE, C.P.A.
(516) 775-9600
FAX (516) 328-6638

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors and Stockholders of
G-V Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of G-V Capital Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding.

Because of inherent limitation in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplishes the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lake Success, New York
February 8, 2002